Shareholder Memo

There are at least 2 reasons to vote against Proposal 3:
Ratification of Provisions of our Certificate of Incorporation and Bylaws Granting Stockholders the Ability to Call Special Meetings of Stockholders
(Nonsense Proposal)

Proposal 3 is a waste of shareholder money.
If Proposal 3 was not on the ballot CF Industries shareholders would still have the rights called for in Proposal 3.

The purpose of Proposal 3 is to prevent shareholders from voting on a shareholder proposal that was first submitted to make it more practical for shareholders to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the CF Industries no-action request to prevent shareholders from voting on the shareholder proposal:
CF Industries Holdings, Inc. (January 30, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/cheveddencfindustries013018-14a8.pdf

CF Industries should advise how much shareholder money was spent on this no-action request by a big law firm – to see if it is a 5-figure sum.

CF Industries previously adopted an ownership threshold of 25% for shareholders to call a special meeting – which can mean that more than 50% of shareholders must be contacted during a short time period to simply call a special meeting. It is an advantage for shareholders to have an ownership threshold of 10% as called for in the original shareholder proposal. Plus many shareholders, in favor of calling a special meeting, can make a small paperwork error that will disqualify their shares from participating.

Thus the first reason to vote against Proposal 3 is to express preference to lower the ownership threshold to less than the unrealistically high 25%.

The second reason to vote against Proposal 3 is to send a message to management that a one-sided management ratification proposal to merely ratify the status quo is no substitute for a shareholder proposal that gives shareholders the choice of another option.

If the shareholder proposal had been published in the 2018 proxy CF Industries management could even overwhelm the shareholder proposal with 3-times as many words in opposing the shareholder proposal. But at least shareholders would have a choice.

With the ratification proposal replacing the shareholder proposal shareholders can only read the one-sided management proxy text that is 100% in support of the status quo.

It is an advantage for shareholders to have a choice.

Other companies will have a copycat version of the CF Industries nonsense proposal to ratify a provision that shareholder were not going to lose:
JPMorgan Chase & Co. (JPM)
Capital One Financial Corporation (COF)
eBay Inc. (EBAY)
AES Corp (AES)

One can see the respective no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

Vote against Proposal 3

John Chevedden
CF Industries shareholder since 2011